





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LA HONDA ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Menlo Avenue, Suite 230
(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ketsdever (650) 400-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

3 Lagoon Drive, Ste. 400	Redwood City	CA	94065
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Ketsdever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LA HONDA ADVISORS LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California,
County of ___SAN MATEO___

Subscribed and sworn to (or affirmed) before me on this ___19___ day of ___FEBRUARY___, 20_21_, by ___DAVID KLISDEVER___
_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



ROBERT THOMAS CHIN
Notary Public - California
San Mateo County
Commission # 2245383
My Comm. Expires Jun 7, 2022

(Seal)   Signature _____



LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020



SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LA HONDA ADVISORS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2020, and the related notes (the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.

Seiler LLP

We have served as the Company's auditor since 2014.

San Francisco, California
February 19, 2021

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets:		
Current Assets		
Cash	$	201,876
Accounts Receivable		47,579
Prepaid Expenses		35,458
Owed by Members		28,542
Operating Lease Right-of-Use		22,953
Total Current Assets		336,408
Long-Term Assets		
Property and Equipment, Net		7,527
Security Deposit		6,000
Total Long-Term Assets		13,527
TOTAL ASSETS	$	349,935

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:		
Accounts Payable	$	23,242
Accrued Expenses		1,190
Payable to Members		16,323
Payroll Liabilities		43,053
Operating Lease Liabilities		22,953
Total Current Liabilities		106,761
Total Members' Equity		243,174
TOTAL LIABILITIES & MEMBERS' EQUITY	$	349,935

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Notes to Financial Statements
December 31, 2020

Note 1 - Nature of business

        La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions. In accordance with its LLC agreement, the Company shall continue indefinitely, unless earlier terminated and dissolved under certain conditions specific in the LLC agreement. Each member of the Company has limited liability.

        The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of significant accounting policies

        Basis of presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Use of estimates

        The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

        Investments are exposed to various risks, such as changes in interest rates or credit ratings and market fluctuations. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of financial condition.

        Accounts receivable and unbilled accounts receivable

        Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management closely monitors outstanding accounts receivable and charges off to expenses any balances that are determined to be uncollectible. At December 31, 2020, the Company considered all remaining accounts receivable to be fully collectible accordingly there was no allowance for doubtful accounts.

        Income and franchise taxes

        The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting

the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because, as a Limited Liability Corporation, it is not subject to federal income tax and the tax effect of its activities accrues to its Members.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2020, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years after 2017 are subject to Federal tax examinations.

Property and equipment

A fixed asset is any tangible asset purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Fixed assets include items of property and equipment such as buildings, leasehold improvements, office furniture, fixtures, computers and other related technology equipment. At the time a fixed asset is acquired, its cost is capitalized unless it has a value of $5,000 or less in which case the asset is expensed in the period acquired. Management will periodically review these levels and make any modifications necessary.

Depreciation of fixed assets is calculated using the straight-line method over the estimated useful life of the related assets.

Impairment of long-lived assets

Property and equipment are reviewed for impairment in accordance with FASB ASC Topic 360, *Property, Plant and Equipment*. The Company assesses the impairment of these long-lived assets whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Leases

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent lease liabilities in the consolidated financial statements.

ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

Fair value measurement

The Company performs fair value measurements in accordance with FASB ASC 820, *Fair Value Measurement*. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•   Level 1: quoted prices in active markets for identical assets or liabilities;

•   Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•   Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following table sets forth a summary of changes in fair value Level 3 investments:

Investment in warrants	$	124,445
Impairment of warrants		(124,445)
Balance at December 31, 2020	$	0

Payable to Members

Payable to Members consists of ordinary business reimbursements. The business expense and payable are recorded when incurred.

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016–13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016–13"), which changes the recognition

model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. The Company adopted the standard during the year ended December 31, 2020. Adoption of this standard had no impact on the Company's financial statements or disclosures.

In March 2020, the FASB issued ASU 2020-03, *Codification Improvements to Financial Instruments,* effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The FASB identified issues and changes to clarify or improve the codification. The Company adopted the standard during the year ended December 31, 2020. Adoption of this standard had no impact on the Company's financial statements or disclosures.

Note 3 – Property and equipment

Property and equipment consists of:

Furniture	$	14,716
Less: accumulated depreciation		7,189
Property and equipment, net	$	7,527

Depreciation expense for the year ended December 31, 2020 was $2,102.

Note 4 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $115,612 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .72 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 5 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2020, 100,000 shares were issued and allocated.

Note 6 – Investment in warrants

The Company owned warrants to purchase shares of Series B-2 Preferred Stock in a privately held company. The warrants were classified as Level 3 investments in the fair value hierarchy. They were valued at $124,445 as of December 31, 2019. In 2020, the warrants expired without being exercised by the Company.

The Company received warrants to purchase 28,760 shares of a privately held company as of December 31, 2020. In 2020, the Company adopted the guidance in ASU 2016-01, Financial Instruments (Topic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU generally requires equity investments to be measured at fair value with changes in fair value recognized through net income and eliminates the cost method for equity securities. However, for equity investments without readily determinable fair value, the ASU permits entities to elect to measure the investments at cost adjusted for observable price changes and impairments, with changes in the

measurement recognized through net income. The Company adopted the measurement alternative for the warrants. The adoption of ASU 2016-01 does not have any impact on the financial statements as the cost to the Company of the warrants is $0.

Note 7 - <u>Commitments and contingencies</u>

<u>Facility lease</u>

The Company entered into a two-year lease agreement for their corporate office, commencing on May 1, 2019. The lease expires on April 30, 2021 after which the Company plans to either extent the lease or enter into another office lease agreement. The lease agreement requires minimum annual payments as follows:

2021	$	25,274
Total	$	25,274

Rent expense related to this lease agreement was $75,086 for the year ended December 31, 2020.

<u>Claim contingency</u>

The Company is involved in certain claims arising in the normal course of business. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8 – <u>Concentration of credit risk</u>

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had $0 in excess of the FDIC insured limit.

Note 9 – <u>Major customers and accounts receivable</u>

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

During the year ended December 31, 2020, the Company derived 79% of revenue from its top two customers. As of December 31, 2020, two customers accounted for 97% of accounts receivable of $47,579.

Note 10 - <u>Subsequent events</u>

The Company evaluated the need for disclosure and/or adjustments resulting from subsequent events through the date the financial statements were available to be issued. There were no subsequent events that would require adjustment to or disclosure in the financial statements.